Securities and Exchange Commission
                           Washington, D.C.  20549

                               	Schedule 13-G
                  	Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        	Penncorp Financial Group, Inc.
	                                Common Stock
                           	CUSIP Number 708094107

                                December 31, 1997
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               Schedule 13-G
                                  Page 1


CUSIP No. 708094107

1)	Name of reporting person:
Legg Mason, Inc.
Tax Identification No:
52-1200960

2) Check the appropriate box if a member of a group:
a) n/a
b) n/a

3) SEC use only

4) Place of organization:
Baltimore, Maryland

Number of shares beneficially owned by each reporting person with:
5) Sole voting power:         3,392,300 shares*
6) Shared voting power:      401,775 shares*
7) Sole dispositive power:    3,804,575 shares*
8) Shared dispositive power:

9) Aggregate amount beneficially owned by each reporting person:
3,804,575 shares*

10) Check if the aggregate amount in row (9) excludes certain shares:
n/a

11) Percent of class represented by amount in row (9):
13.3%

12) Type of reporting person:
HC

*1,644,700 (5.8%) shares are held by Legg Mason Value Trust, Inc. and 1,600,000 (5.6%) shares are held by Legg Mason Special Investment Trust, Inc., with Legg Mason Fund Adviser, Inc. having power to dispose thereof. The remainder are held by various clients of Brandywine Asset Management, Inc., Legg Mason Capital Management, Inc. and Legg Mason Wood Walker, Inc., which have power to dispose thereof.


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                              	Schedule 13-G
	                                  Page 2

Item 1a) Name of issuer:
Penncorp Financial Group, Inc.
Item 1b) Address of issuer's principal executive offices:
590 Madison Avenue
New York, NY  10022
Item 2a) Name of person filing:
Legg Mason, Inc.

Item 2b) Address of principal business office:
100 Light Street
Baltimore, Maryland 21202
Item 2c) Citizenship:
Maryland Corporation
Item 2d) Title of class of securities:
Common Stock
Item 2e) CUSIP number:   708094107
Item 3) If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) [  ] Broker or dealer under Section 15 of the Act.
(b) [  ] Bank as defined in Section 3(a)(6) of the Act.
(c) [  ] Insurance Company as defined in section 3(a)(19) of the Act.
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
(g) [X] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
(h) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

Item 4) Ownership:
(a) Amount beneficially owned:
3,804,575 shares*
(b) Percent of Class:
13.3%
(c) Number of shares as to which such person has:
(i)   sole power to vote or to direct the vote:
   3,392,300 shares*
(ii)  shared power to vote or to direct the vote:   401,775 shares*
(iii) sole power to dispose or to direct the disposition of:
   3,804,575 shares*
(iv)  shared power to dispose or to direct the disposition of:

*1,644,700 (5.8%) shares are held by Legg Mason Value Trust, Inc. and 1,600,000 (5.6%) shares are held by Legg Mason Special Investment Trust, Inc., with Legg Mason Fund Adviser, Inc. having power to dispose thereof. The remainder are held by various clients of Brandywine Asset Management, Inc., Legg Mason Capital Management, Inc. and Legg Mason Wood Walker, Inc., which have power to dispose thereof.

                             	Schedule 13-G
	                                Page 3



Item 5) Ownership of Five Percent or less of a class:
n/a

Item 6) Ownership of more than Five Percent on behalf of another person:
n/a

Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
Legg Mason Fund Adviser, Inc., as investment adviser with discretion
Legg Mason Capital Management, Inc., as investment adviser with discretion
Legg Mason Wood Walker, Inc., as broker/dealer with discretion

Item 8) Identification and classification of members of the group:
n/a

Item 9) Notice of dissolution of group:
n/a

Item 10) Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 13, 1998
Date


Signature

/s/ Timothy C. Scheve

Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.
Name/Title